

May 2, 2014

Via E-mail
Paul M. Rady
Chief Executive Officer
Antero Resources Midstream, LLC
1625 17th Street
Denver, Colorado 80202

      Re: **Antero Resources Midstream LLC**
                Amendment No. 2 to Registration Statement on Form S-1
                Filed April 17, 2014
                File No. 333-193798

Dear Mr. Rady:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Existing Assets and Growth Projects, page 5

Gathering and Compression, page 5

1. We note your response to comment 2 in our letter dated April 8, 2014. Despite owning and operating condensate gathering pipelines during the year ended December 31, 2013, we note no discussion of these assets within MD&A or your financial statements and footnotes. Specifically, we note no discussion within revenue recognition on page F-14 or within your table of operating statistics presented on page 94. If this is due to immateriality, please provide us with the total revenue generated for condensate gathering pipelines during the periods presented. If not, please explain or revise your financial statements, footnotes and MD&A to address these operations.

Our Cash Distribution Policy and Restrictions on Distributions, page 54

Estimated Cash Available for Distribution for the Twelve-Month Period Ending March 31, 2015, page 60

2. We note your response to comment 5 in our letter dated April 8, 2014. You state that you are basing the classification of capital expenditures as maintenance or expansion based on a dollar allocation methodology, and that no projects in your forecast period are exclusively expansion or maintenance capital expenditures. As such, it is our understanding that capital expenditures in the forecast period contain elements of both maintenance and capital expenditures. If our understanding is incorrect, please advise. Otherwise, please explain in detail how you developed your estimate of $18.2 million and $5.5 million of maintenance capital expenditures. Please also explain your dollar allocation methodology and tell us if this is a systematic method that you plan to apply in the future.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director